Exhibit 1

ANNUAL AND SPECIAL MEETING MAY 4, 2006

Stantec

TSX STN
NYSE SXC

Notice of Annual and Special Meeting of Shareholders & Management Information Circular

Stantec

TABLE OF CONTENTS

INVITATION TO SHAREHOLDERS	4

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF STANTEC	5

MANAGEMENT INFORMATION CIRCULAR	6

Solicitation of Proxies	6

Registered Shareholders – Appointment and Revocation of Proxies	6

Non-Registered (Beneficial) Shareholders – Appointment and Revocation of Proxies	7

Voting of Shares Represented by Management Proxies	8

PARTICULARS OF MATTERS TO BE ACTED ON AT THE MEETING	9

Election of Directors	9

Appointment of Auditor	9

Amendment of the Employee Share Option Plan	9

Subdivision of Common Shares	12

Other Business	13

INFORMATION REGARDING STANTEC	14

Interest of Certain Persons in Matters to be Acted Upon	14

Voting Shares and Their Principal Holders	14

Normal Course Issuer Bid	14

Disclosure of Corporate Governance Practices	14

Board of Directors’ Meetings	15

Committees of the Board of Directors	15

Audit Committee	15

Corporate Governance and Compensation Committee	21

Election of Directors	22

Compensation of Directors	26

Executive Compensation	27

Summary Compensation Table	27

Option Grants During the Most Recently Completed Financial Year	28

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values	28

Equity Compensation Plan Information	29

Indebtedness of any Directors, Executive Officers and Senior Officers	29

Employment Contracts	29

Anthony P. Franceschini	29

Donald W. Wilson	30

Raymond L. Alarie	30

Mark E. Jackson	30

W. Barry Lester	31

Report on Executive Compensation	31

Composition of Corporate Governance and Compensation Committee	31

Compensation Philosophy	31

Compensation of the Chief Executive Officer	32

Performance Graph	33

Directors’ and Officers’ Liability Insurance	33

2006 Shareholder Proposals	33

Additional Information	34

Directors’ Approval	34

SCHEDULE “A” – STATEMENT OF CORPORATE GOVERNANCE PRACTICES	35

SCHEDULE “B” – OPTION RESOLUTION	44

SCHEDULE “C” – SUBDIVISION OF COMMON SHARES RESOLUTION	44

Stantec Inc.
10160-112 Street
Edmonton AB T5K 2L6
Tel: (780) 917-7000 Fax: (780) 917-7330
Stantec.com
March 15, 2006
Dear Fellow Shareholder:
It gives me great pleasure to share with you the Stantec Inc. 2005 Annual Report highlighting a year of record performance for our Company. In 2005 we focused on taking our dynamic organization to the next phase of its evolution, positioning Stantec for further growth. Our ability to sustain consistent growth and profitability in a challenging business climate contributed to a 50% increase in share price during the year.
I would also like to take this opportunity on behalf of the Stantec Board of Directors to invite you to attend the annual meeting of shareholders of Stantec Inc., which will be held at 11:00 AM on Thursday, May 4, 2006, at Stantec Centre in Edmonton, 10160 – 112 Street, Edmonton, Alberta. Alternatively, you may choose to attend the meeting through the Internet. The presentation will be broadcast live and archived on stantec.com under the Investor Relations section. During the meeting, we will review the Company’s 2005 operating and financial performance and outline our strategy going forward.
Enclosed in this package you will find the Notice of Meeting, as well as a form of proxy and the Management Information Circular. We would appreciate your prompt return of the proxy in order to ensure that your vote is recorded in due time.
Thank you for your continuing support.
Sincerely,
Tony Franceschini
President & CEO

STANTEC INC.	NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
Stantec Inc. (“Stantec”) will hold its annual and special meeting of shareholders (the “Meeting”) at Stantec Centre, 10160 – 112 Street, Edmonton, Alberta on Thursday, May 4, 2006 at 11:00 AM (MDT) to:
1.	receive Stantec’s financial statements for the financial year ended December 31, 2005, together with the auditor’s report on those statements;

2.	elect the directors of Stantec;

3.	appoint an auditor and to authorize the directors to fix the auditor’s remuneration;

4.	to vote on an amendment of the Employee Share Option Plan setting the number of Common Shares reserved for issuance under that plan at a number equal to 10% of Stantec’s issued and outstanding Common Shares;

5.	to vote on an amendment to Stantec’s articles relating to the subdivision of the issued Common Shares of the Corporation on a two (2) for one (1) basis to increase the total number of outstanding Common Shares; and

6.	to transact any other business properly brought before the Meeting.
The accompanying Management Information Circular contains more information regarding these matters. Stantec’s 2005 audited financial statements are included in the Stantec annual report which is being mailed with the circular.
The Board of Directors has fixed the close of business on March 15, 2006 as the record date for the determination of shareholders entitled to notice of and to vote at the meeting and only shareholders of record on such date are entitled to vote on these matters at the Meeting.

By Order of the Board of Directors

Edmonton, Alberta	JEFFREY S. LLOYD
March 15, 2006	Secretary

If you are not able to attend the Meeting in person, please exercise your right to vote by returning the enclosed form of proxy to Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, ON M5J 2Y1, so as to arrive no later than 10:00 AM (MDT) on May 2, 2006 or, if the Meeting is adjourned, 10:00 AM (MDT) on the second business day before any adjournment.

STANTEC INC. MANAGEMENT INFORMATION CIRCULAR SOLICITATION OF PROXIES
SOLICITATION OF PROXIES
This Management Information Circular and the accompanying form of proxy are for use at Stantec’s annual and special shareholder meeting, and any adjournments or postponements, for the purposes described in the accompanying notice of meeting. The meeting is scheduled for 11:00 AM (MDT), Thursday, May 4, 2006 at:
Stantec Centre
10160 – 112 Street
Edmonton AB T5K 2L6
Stantec’s management is soliciting proxies with this circular. Proxies will be primarily solicited by mail, but Stantec employees may also solicit proxies via telephone or in person. Stantec is bearing the costs associated with this solicitation. Unless otherwise noted, the information in this circular is current to March 15, 2006.
REGISTERED SHAREHOLDERS — APPOINTMENT AND REVOCATION OF PROXIES
You are a registered shareholder if your shares are held in certificate form in your name. If you are a registered shareholder you can vote your shares in person at the meeting, or by one of the methods described below:
1.	to vote by mail or delivery, your paper proxy must by completed, signed and returned in accordance with the instructions on the enclosed form of proxy.

2.	to vote by telephone, call the toll-free number indicated on the enclosed form of proxy. Using a touch-tone telephone to select your voting preferences, follow the instructions of the “vote voice” and refer to your Control Number, Holder Account Number and Access Number provided on the enclosed proxy when instructed to do so. Note that voting by telephone is not available if you wish to appoint a person as a proxy other than the persons named on the proxy form. In such a case, your proxy should be voted by mail, delivery or Internet.

3.	to vote using the Internet, visit the Internet website indicated on the enclosed form of proxy. Follow the on-line voting instructions given to you over the Internet to select your voting preferences and refer to your Control Number, Holder Account Number and Access Number provided on the enclosed proxy when instructed to do so.
If you are not a registered shareholder, in order to vote your shares, you must follow the steps described below under the heading “NON-REGISTERED (BENEFICIAL) SHAREHOLDERS – APPOINTMENT AND REVOCATION OF PROXIES.”
If you are a registered shareholder and you complete and return the enclosed proxy in one of the three methods described above, you give authority to the individuals named in the proxy, or an individual of your choosing (in the case of a paper proxy or an Internet proxy), to attend, vote and act on your behalf at the meeting.
The individuals named in the enclosed form of proxy are Stantec directors and/or officers. You have the right to appoint a person of your choice, who need not be a Stantec shareholder, to represent you and to attend and act on your behalf at the meeting. If you wish to appoint someone other than individuals listed in the enclosed proxy, please insert the name of the person you wish to appoint in the paper proxy or the Internet proxy in the space provided for that purpose.
Whichever method you choose, your proxy must be received by:
Computershare Trust Company of Canada
9th Floor, 100 University Avenue
Toronto, ON M5J 2Y1
before 10:00 AM (MDT) on May 2, 2006. If the meeting is adjourned or postponed, the proxy must be signed and received by Computershare before 10:00 AM (MDT) on the second business day before the adjourned meeting.
If, after you or your attorney (duly authorized in writing) have returned a proxy to Computershare Trust Company of Canada, you may revoke it by delivering a duly executed proxy by paper, telephone or Internet with a later date. You may also use a form of revocation of proxy or other instrument signed by you or by your attorney authorized in writing and deliver it to:
1.	Stantec’s registered office before the end of business on the day before the meeting or any subsequent adjournment or postponement, or

2.	the Chairman of the meeting before the start of the meeting or before any adjournment or postponement.
You may also revoke your proxy in any other manner permitted by law.
NON-REGISTERED (BENEFICIAL) SHAREHOLDERS – APPOINTMENT AND REVOCATION OF PROXIES
Only proxies deposited by registered shareholders can be recognized and acted upon at the meeting. If your shares are held in the name of a nominee, such as a bank, trust company, securities broker, trustee (including RRSP, RRIF or RESP trustee) or other financial institution, you are considered a beneficial shareholder. In this event, your nominee, rather than you, appears on Stantec’s registered shareholder list.
Shares held by a nominee must be voted according to the beneficial shareholder’s instructions. Regulatory policy requires nominees to seek voting instructions from beneficial shareholders in advance of shareholder meetings. If you receive a proxy from your nominee, you cannot use that proxy to vote your shares in person at the meeting.
If you are a beneficial shareholder, there are two ways that you can vote your shares:
1.	by providing, well in advance of the meeting, voting instructions to your nominee who will have sent you either a request for voting instructions or a form of proxy for the number of shares you hold. You should carefully follow your nominee’s procedures and return instructions to ensure that your shares are voted at the meeting; or

2.	by attending the meeting. Stantec does not generally have the names of non-registered shareholders; therefore, if you want to attend the meeting in person, you must have your nominee appoint you as its proxyholder in respect of your shares. Only after having been appointed as a proxyholder will you be able to vote your shares at the meeting. If you plan to vote in this manner, contact your nominee to determine what documents you need to complete to be appointed a proxyholder. You will also need to register with Stantec’s transfer agent at the meeting.
There are two kinds of beneficial shareholders: those who object to their names being made known to the issuers of securities they own, called objecting beneficial owners, and those who do not object to the issuer of the securities they own knowing who they are, called non-objecting beneficial owners (“NOBOs”).
Stantec has decided to take advantage of those provisions of National Instrument 54-101 that permit it to deliver proxy-related material directly to its NOBOs. If you are a beneficial shareholder and Computershare Trust Company of Canada, Stantec’s transfer agent, has sent these materials directly to you, your name and address and information about your holdings of Common Shares, have been obtained in accordance with applicable securities legislation from the intermediary holding Common Shares on your behalf. By choosing to send these materials to you directly, Stantec has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions. As a result, NOBOs can expect to receive a scannable voting instruction form (“VIF”) from our transfer agent, Computershare Trust Company of Canada. These VIFs are to be completed and returned to Computershare Trust Company of Canada in the envelope provided. Computershare Trust Company of Canada will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the meeting with respect to the Common Shares represented by the VIFs they receive. If you are a NOBO and wish to vote your Common Shares in person at the meeting, please insert your own name in the space provided on the VIF to appoint yourself as proxyholder. Do not complete the voting instructions, as your vote will be counted at the meeting. Please register with the transfer agent, Computershare Trust Company of Canada, when you arrive at the meeting.
If you are a beneficial shareholder, you should contact your nominee to discuss whether revocation is possible and what procedure to follow.
VOTING OF SHARES REPRESENTED BY MANAGEMENT PROXIES
Unless you specify another individual, the enclosed form of proxy authorizes the two named individuals, who represent Stantec management, to vote your shares at the meeting according to your instructions. In the absence of specific instructions, the management representatives will vote for the election of the directors, the appointment of auditor, and in favor of the two resolutions indicated in this circular (the amendment of Stantec’s Employee Share Option Plan and the amendment of Stantec’s articles to subdivide each issued Common Share on a two (2) for one (1) basis).
The form of proxy also authorizes management representatives to use their discretion for other matters that properly come before the meeting. As of the date of this circular, Stantec management does not know of any matters to come before the meeting other than the matters listed in the notice of meeting.

PARTICULARS OF MATTERS TO BE ACTED ON AT THE MEETING
To the knowledge of Stantec’s management, the only matters to be placed before the meeting are the matters set forth in the Notice of Meeting and as further described below.
1.       Election of Directors
Please see page 22 under the heading “ELECTION OF DIRECTORS”.
2.       Appointment of Auditor
It is proposed that Ernst & Young LLP, Chartered Accountants be appointed as Stantec’s auditor for the 2006 fiscal year.
Aggregate fees paid to Ernst & Young LLP, Stantec’s external auditor, during the fiscal years ended December 31, 2005 and 2004 were as follows:

Category	Note	2005	2004
Audit Fees	1	$754,000	$406,000
Audit-Related Fees	2	24,000	—
Tax Fees	3	898,000	448,000

Total		$1,676,000	$854,000

1 — Audit Fees – audit services provided by Ernst & Young LLP for the audit and review of Stantec’s financial statements or services normally provided by Ernst & Young LLP in connection with statutory and regulatory filings or engagements.
2 — Audit-Related Fees – assurance and related services provided by Ernst & Young LLP that are reasonably related to the performance of the audit or review of the financial statements and are not reported under “Audit Fees” and include consultations concerning compliance with the United States’ Sarbanes-Oxley Act (SOX) and other audit related items.
3 — Tax Fees – professional services rendered by Ernst & Young LLP for tax compliance, tax advice and tax planning, including tax advice relating to potential business acquisitions.
Unless you specify otherwise by proxy or by voting at the meeting, the management representatives designated in the form of proxy intend to vote FOR the reappointment of Ernst & Young LLP, Chartered Accountants as Stantec’s auditor to hold office until the close of the next annual shareholders’ meeting and to authorize Stantec’s directors to set Ernst & Young LLP’s remuneration for the year. Ernst & Young LLP has served as Stantec’s auditor since December 11, 1993.
3.       Amendment of the Employee Share Option Plan
At the meeting, shareholders will be asked to vote on a resolution approving an amendment to Stantec’s Employee Share Option Plan setting the number of shares reserved for issuance as options pursuant to the plan at 2,257,063 which is equal to 10% of Stantec’s current issued and outstanding Common Shares as at March 15, 2006.
Please also note that if the shareholders of Stantec approve at the meeting the special resolution to subdivide the Common Shares on a two (2) for one (1) basis, the number of Common Shares reserved for issuance would also double; however, the percentage of Common Shares reserved under the plan of 10% would not change.

Please note that the figures referred to below and throughout this circular relating to the plan account for the two (2) for one (1) stock split which occurred on May 17, 2002.
Background
Stantec’s Employee Share Option Plan provides for the granting of options to purchase Common Shares to officers, employees, and consultants of Stantec and its subsidiaries. The Board of Directors believes that issuing options to key individuals is an effective means of aligning the interests of these individuals with the interests of Stantec shareholders.
On February 23, 2006, the Board of Directors resolved to amend the Employee Share Option Plan to delete the reference to “directors” in the definition of persons eligible to participate in the plan. The Board of Directors made this change to reflect Stantec’s practice since July of 2003 that independent directors not be granted stock options. Stantec is not seeking shareholder approval for this amendment, as the Toronto Stock Exchange does not require shareholder approval for amendments to security based compensation arrangements of a housekeeping nature that have the effect of decreasing insider participation in the plan.
At the time of the last amendment to the number of Common Shares reserved under the plan in May of 2002, 1,754,938 shares were reserved for issuance as options, which, together with certain individual option agreements which existed at the time, totaled 1,814,938 Common Shares, representing 10% of Stantec’s issued and outstanding Common Shares at that time.
On February 23, 2006, the Board of Directors resolved to reset the number of shares reserved for issuance as options. Subject to shareholder approval, the Employee Share Option Plan has been amended to reserve 2,257,063 Common Shares, being 10% of the current issued and outstanding Common Shares as of the date of this circular. Stantec does not issue any securities other than Common Shares.
Terms of the Plan
Each option granted has a maximum term of 10 years and is exercisable on terms determined by the Board of Directors, including vesting and restrictions on sale or other disposition of Common Shares acquired upon exercise of an option. The Board of Directors establishes the exercise price for options when issued, which in all cases cannot be less than:
1.	the closing price of Stantec’s Common Shares on the Toronto Stock Exchange (“TSX”) on the trading day immediately preceding the date of the grant; or

2.	such lesser permissible amount under applicable legislation or the rules and regulations of the TSX.
Any Common Shares subject to an option which is for whatever reason cancelled or terminated without having been exercised, are again available for grant under the plan.
The maximum number of Common Shares which may be reserved for issuance to insiders under the plan is 10% of the Common Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance to insiders under any other share compensation arrangement. In addition, the maximum number of Common Shares which may be issued to insiders under the plan within a one year period is 10% of the Common Shares outstanding at the time of the issuance (on a non-diluted basis), excluding Common Shares issued under the plan or any other share compensation arrangement over the preceding one year period. The maximum number of Common Shares which may be issued to any one insider under the plan within a one year period is 5% of the Common Shares outstanding at the time of the issuance (on a non-diluted basis), excluding Common Shares issued to the insider in question under the plan or any other share compensation arrangement over the preceding one year period. However, any entitlement to acquire Common Shares granted pursuant to the plan or any other share compensation arrangement prior to the optionholder becoming an insider shall be excluded for the purposes of the limits set out above.
In addition, the maximum number of Common Shares which may be reserved for issuance to any one person is 5% of the Common Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance to such person under any other option to purchase Common Shares from treasury granted as compensation or incentive mechanism.
Should the number of issued and outstanding Stantec Common Shares change due to a stock dividend, split, consolidation, or other corporate change, the Board of Directors would, with the approval of the relevant stock exchange, make an appropriate adjustment to the terms of previously issued options.
If an optionholder ceases to be eligible for the plan for any reason other than death, each option held by that person ceases to be exercisable 30 days after that person becomes ineligible and any option or portion of an option not vested by the date of becoming ineligible cannot be exercised under any circumstances. These provisions apply regardless of whether the person is dismissed with or without cause.
Options are only assignable when an optionholder dies and only by will or by the laws of descent and distribution. Following death of an optionholder, his or her legal representative may exercise the options within six months after the date of death, but only to the extent that the options were by their terms exercisable on the date of death.
The Board of Directors may amend, suspend or terminate the plan or any portion thereof at any time in accordance with applicable legislation and subject to any required approval. With the consent of affected optionholders, the Board of Directors may amend or modify any outstanding option in any manner to the extent that the Board of Directors would have the authority to initially grant such award, including, without limitation, to change the date or dates as of which an option becomes exercisable, subject to the prior approval of the relevant stock exchange. The Board of Directors also has the authority to adopt, amend and rescind administrative guidelines and other rules and regulations relating to the plan.

Shares Reserved and Options Granted
The following shows shares reserved and options granted, exercised and available for grant:

				Options
	Plan	Options	Options	Available for
	Maximum	Outstanding	Exercised	Future Grant

Balance as of March 15, 2006 (prior to proposed change)	1,754,938	732,111	965,088	57,739

Percentage of Common Shares outstanding as of March 15, 2006 (prior to proposed change)	7.78%	3.24%	4.28%	0.26%

Balance as of March 15, 2006 (after proposed change, based upon number of issued and outstanding Common Shares as of March 15, 2006)	2,257,063	732,111	0	1,524,952

Percentage of Common Shares outstanding as of March 15, 2006 (after proposed change)	10%	3.24%	0%	6.76%

Resolution and Recommendation
The Board of Directors recommends that shareholders vote FOR the proposed change so that additional stock options are available as part of Stantec’s compensation structure to attract, retain and motivate key individuals.
The resolution attached as Schedule “B” to this circular confirms the amendment to the number of Common Shares reserved for issuance pursuant to this plan to be equal to 10% of Stantec’s issued and outstanding Common Shares as of the date of this circular. In order to be passed, this resolution requires the support of a majority of the votes cast at the meeting either in person or by proxy.
The Stantec management representatives intend to vote for this resolution, other than in respect of shares held by shareholders who specify in their proxies that their shares are to be voted against the resolution.
4.       Subdivision of Common Shares
The Board of Directors has recommended the proposed subdivision of the issued Common Shares of the Corporation on a two (2) for one (1) basis to increase the total number of outstanding Common Shares and on February 23, 2006, resolved to approve an amendment to Stantec’s articles to subdivide the Common Shares on this basis.
If the special resolution is passed and all regulatory approvals are obtained, it is expected that the Common Shares will begin to trade on a subdivided basis on or about Wednesday, May 17, 2006. If approved, the subdivision of the Common Shares will be completed by the “push-out” method. Accordingly, shareholders of record on the record date for determining shareholders entitled to participate in the subdivision, which date is expected to be on or about Friday, May 19, 2006, will retain the Common Shares that they currently hold and will be provided with certificates representing an equal number of additional Common Shares.

Resolution and Recommendation
The Board of Directors has determined that the proposed subdivision is desirable and recommends that the shareholders vote FOR the proposed change to enhance the liquidity and marketability of the Common Shares and make the Common Shares accessible to a wider range of investors.
The proposed resolution will be presented to the shareholders at the meeting of shareholders in substantially the form set forth in the attached Schedule “C”. The special resolution will be adopted as a special resolution if it receives the affirmative vote of not less than two-thirds of the votes cast at the meeting either in person or by proxy.
The Stantec management representatives intend to vote for this resolution, other than in respect of shares held by shareholders who specify in their proxies that their shares are to be voted against the resolution.
5.       Other Business
Stantec does not know of any other matter that will come before the meeting other than the matters disclosed in the notice of meeting.

INFORMATION REGARDING STANTEC
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
To Stantec’s knowledge, none of Stantec’s directors or executive officers, or any associate or affiliate of any such person, has any material interest, direct or indirect, by way of securities or otherwise in any matter to be acted upon at the meeting other than the election of directors.
VOTING SHARES AND THEIR PRINCIPAL HOLDERS
As of the date of this circular, Stantec has 22,570,626 Common Shares issued and outstanding. Each holder of Common Shares on the record date (March 15, 2006) will be entitled to one vote on all matters proposed to come before the meeting for each Common Share held.
To the knowledge of Stantec’s directors and officers, no person beneficially owns, directly or indirectly, or controls or directs more than 10% of Stantec’s outstanding Common Shares.
NORMAL COURSE ISSUER BID
On May 30, 2005, Stantec announced its intention to make a normal course issuer bid starting June 1, 2005 and expiring May 31, 2006. During this period, Stantec may acquire up to 946,705 Common Shares, being approximately 5% of the issued and outstanding Common Shares at the time of the issuer bid’s announcement.
Stantec believes that, at certain times, the market price of its Common Shares may not adequately reflect the value of its business and its future business prospects. As a result, Stantec believes that its outstanding Common Shares may, at such times, represent an attractive investment and an appropriate and desirable use of its available funds. Stantec will purchase its Common Shares for cancellation.
Purchases will be effected through the TSX’s facilities, in accordance with its by-laws, rules, and policies. Stantec will pay the market price for any Common Shares it acquires.
You may contact Stantec at: 200 - 10160 - 112 Street, Edmonton AB T5K 2L6 to obtain a copy of Stantec’s Notice of Intention to Make a Normal Course Issuer Bid that was filed with the TSX. The Notice of Intention to Make a Normal Course Issuer Bid is also available on SEDAR at www.sedar.com.
DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES
Stantec’s Board of Directors believes in the importance of sound corporate governance practices. Stantec’s practices are described in Schedule “A” to this circular.
Canadian corporate governance practice standards continue to be reviewed and modified. At present, the guidelines set out in National Policy 58-201 are the benchmark to which we must adhere. As a New York Stock Exchange (“NYSE”) listed company, we also closely follow the corporate governance standards set out in the NYSE Listed Company Manual. Please see Schedule “A” for a summary of where our corporate governance practices differ significantly from the NYSE standards. A number of revisions to these guidelines have been proposed and are being considered. Stantec continues to monitor and adapt as corporate governance standards evolve.

Board of Directors’ Meetings
There were eight Board of Directors’ meetings and one strategic planning session in 2005. The Board of Directors has met twice in 2006 and five additional meetings are scheduled. The agenda for these scheduled Board of Directors’ meetings, and whether additional meetings are necessary, will depend on the state of Stantec’s affairs, including any opportunities or problems facing Stantec.
It is Stantec’s current practice to hold at least one Board of Directors’ meeting each year at a location other than the head office. Management feels that Stantec benefits from giving directors broad exposure to Stantec’s business and operations. At these meetings, directors are given the opportunity to meet with senior management in different regions. Last year, Board of Directors’ meetings were held in Edmonton, Alberta and Irvine, California.
Committees of the Board of Directors
In 2005, there were two committees of the Board of Directors: (1) the Audit Committee and (2) the Corporate Governance and Compensation Committee.
Audit Committee

The Audit Committee members are all independent directors. The committee members are E. John (Jack) Finn, William D. Grace, and Robert R. Mesel. In summary, the committee monitors, evaluates, approves and makes recommendations on matters affecting Stantec’s external audit, financial reporting and accounting control policies. The committee’s Terms of Reference include:
Financial Statements and Disclosures
1.	Review, and recommend to the Board of Directors for approval, the annual audited financial statements.

2.	Review, and recommend to the Board of Directors for approval, the following public disclosure documents:
(a)	the financial content of the annual report;

(b)	the annual management information circular and proxy materials;

(c)	the annual information form, including any regulatory requirements for audit committee reporting obligations;

(d)	the management discussion and analysis section of the annual report; and

(e)	the year-end news release on the earnings of the Corporation.
3.	Review and, if appropriate, to authorize the release of the quarterly unaudited financial statements including management’s discussion and analysis, the quarterly interim report to shareholders and the quarterly press release on earnings of the Corporation. However, in the event that there is a significant or extraordinary matter that, in the opinion of the Committee, should be reviewed by the Board of Directors before the release of such information, then the matter shall be referred to the Board of Directors for review.

4.	Review with management the procedures that exist for the review of financial information extracted or derived from financial statements which is publicly disclosed by the Corporation other than in the documents listed in section 3. above and periodically, at least annually, assess the adequacy of those procedures.

5.	Review, and recommend to the Board of Directors for approval, all annual financial statements, reports of a financial nature, (other than quarterly unaudited financial statements), and the financial content of prospectuses or any other reports which require approval by the Board of Directors prior to submission thereof to any regulatory authority.

6.	Review the audit committee information required as part of the annual information form.

7.	Review the CEO and CFO certification of annual and interim disclosure as required by the regulatory authorities.

8.	Review with management on an annual basis, the Corporation’s obligations pursuant to guarantees that have been issued and material obligations that have been entered into, and the manner in which these guarantees and obligations have been, or should be, disclosed in the financial statements.

9.	Review and assess, in conjunction with management and the external auditor, at least annually or on a quarterly basis where appropriate or required:
(a)	the appropriateness of accounting policies and financial reporting practices used by the Corporation, including alternative treatments that are available for consideration;

(b)	any significant proposed changes in financial reporting and accounting policies and practices to be adopted by the Corporation;

(c)	any new or pending developments in accounting and reporting standards that may affect or impact on the Corporation;

(d)	the impact of the Corporation’s capital structure on current and future profitability, and any off-balance sheet structures; and

(e)	the key estimates and judgements of management that may be material to the financial reporting of the Corporation.

10.	At least annually, request the external auditor to provide their views on the quality (not just the acceptability) of the Corporation’s annual and interim financial reporting. Such quality assessment should encompass judgements about the appropriateness, aggressiveness or conservatism of estimates and elective accounting principles or methods and judgements about the clarity of disclosures.

11.	Review any litigation, claim or other contingency, including tax assessments, that could have a material effect upon the financial position or operating results of the Corporation, and the manner in which these matters have been disclosed in the financial statements.
External Auditor
12.	Assess the performance and consider the annual appointment of external auditor for recommendation to the Board of Directors for ultimate recommendation for appointment by the shareholders.

13.	Review, approve and execute the annual engagement letter with the external auditor, and ensure there is a clear understanding between the Board of Directors, the Committee, the external auditor and management that the external auditor reports directly to the shareholders and the Board of Directors through the Committee. The terms of the engagement letter or the annual audit plan should include, but not be limited to, the following:
(a)	staffing;

(b)	objectives and scope of the external audit work;

(c)	materiality limits;

(d)	audit reports required;

(e)	areas of audit risk;

(f)	timetable; and,

(g)	the proposed fees.
14.	Obtain and review a report from the external auditor at least annually regarding the auditor’s independence and the profession’s or audit firm requirements regarding audit partner rotation. Consider the need to rotate the audit firm, and report to the Board of Directors on this analysis.

15.	Approve, before the fact, the engagement of the external auditor for all non-audit services and the fees for such services, and consider the impact on the independence of the external audit work of fees for such non-audit services.

16.	Review all fees paid to the external auditor for audit services and, if appropriate, recommend their approval to the Board of Directors. Receive confirmation from management that the Corporation has provided for adequate funding for the payment of compensation to the external auditor.

17.	Receive an annual certification from the external auditor that they participate in the public oversight program established by the Canadian Public Accountability Board (CPAB) and the standards of the United States

Public Company Accounting Board (PCAOB), and that they are in good standing with the CPAB and the PCAOB.

18.	Review a report from the external auditors describing (a) the firm’s internal quality control procedures and (b) any material issues raised by the most recent internal quality control review or peer review of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years regarding the audits carried out by the external auditor together with any steps taken to deal with any such issues.

19.	Receive and resolve any disagreements between management and the external auditor regarding all aspects of the Corporation’s financial reporting.

20.	Review with the external auditor the results of the annual audit examination including, but not limited to, the following:
(a)	any difficulties encountered, or restrictions imposed by management, during the annual audit;

(b)	any significant accounting or financial reporting issues;

(c)	the auditor’s evaluation of the Corporation’s internal controls over financial reporting and management’s evaluation thereon, including internal control deficiencies identified by the auditor that have not been previously reported to the Committee;

(d)	the auditor’s evaluation of the selection and application of accounting principles and estimates, and the presentation of disclosures;

(e)	the post-audit or management letter or other material written communications containing any findings or recommendations of the external auditor including management’s response thereto and the subsequent follow-up to any identified internal accounting control weaknesses; and

(f)	any other matters which the external auditor should bring to the attention of the Committee.
21.	Meet with the external auditor at every meeting of the Committee or as requested by the auditor, without management representatives present; and to meet with management, at least annually or as requested by management, without the external auditor present.

22.	When there is to be a change in the external auditor, review all issues related to the change, including the information to be included in the notice of change of auditor called for under National Instrument 51-102 and the planned steps for an orderly transition.

23.	Review and approve the Corporation’s hiring policies regarding employees and former employees of the present and former external auditors of the Corporation.

Internal Audit
24.	Review the appointment or termination of the Internal Auditor.

25.	Review and approve the internal audit mandate periodically (at least every 3 years).

26.	Review and approve the annual audit plan of the internal auditor (where applicable), and ensure there is a clear understanding between the Board of Directors, the Committee, the internal auditor and management that the internal auditor reports directly to the Board of Directors through the Committee. Receive confirmation from management that the Corporation has provided for adequate funding for the internal auditor. The terms of the audit plan should include, but not be limited to, the following:
(a)	staffing;

(b)	objectives and scope of the internal audit work;

(c)	materiality limits;

(d)	audit reports required;

(e)	areas of audit risk;

(f)	timetable; and,

(g)	the proposed budget.
27.	Review with the internal auditor the results of their audit examination including, but not be limited to, the following:
(a)	any difficulties encountered, or restrictions imposed by management, during the audit;

(b)	any significant accounting or financial reporting issues;

(c)	the auditor’s evaluation of the Corporation’s system of internal accounting controls, procedures and documentation;

(d)	the internal audit reports or other material written communications containing any findings or recommendations of the internal auditor including management’s response thereto and the subsequent follow-up to any identified internal accounting control weaknesses; and

(e)	any other matters which the internal auditor should bring to the attention of the Committee.
28.	Meet with the internal auditor at every meeting of the Committee or as requested by the internal auditor, without management representatives present.
Internal Controls
29.	Obtain reasonable assurance, by discussions with and reports from management, the external auditor and the internal auditors (where applicable), that the accounting systems are reliable, the system for preparation of financial data reported to the market is adequate and effective, and that the system of internal controls is effectively designed and implemented.

30.	Review management’s annual report on the effectiveness of internal controls and procedures, as well as quarterly and annual CEO and CFO certificates filed pursuant to securities regulations.

31.	Receive reports from management on all significant deficiencies and material weaknesses identified by management.

32.	Review annually, or as required, the appropriateness of the system of internal controls and approval policies and practices concerning the expenses of the officers of the Corporation, including the use of the Corporation’s assets.

33.	Review and approve, on a quarterly after-the-fact basis, the expense accounts of the Board of Directors Chairman and the Chief Executive Officer of the Corporation.
Compliance/Risk/Fraud
34.	Discuss with management the Corporation’s major risk exposures and the steps management has taken to monitor and control such exposures, including the Corporation’s risk assessment and risk management policies.

35.	Discuss with management the Corporation’s policies and procedures designed to prevent, identify and detect fraud.

36.	Discuss with management the Corporation’s procedures to deal with whistle blower complaints, including the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

37.	Discuss with management the Corporation’s policies and procedures designed to ensure an effective compliance and ethics program, including the Corporation’s code of ethics.

38.	Discuss with management and the general counsel any legal matters that may have a material impact on the financial statements or the Corporation’s compliance requirements.

39.	On an annual basis, review the adequacy of the Corporation’s insurance program.

40.	Receive a risk assessment report from management following due diligence, on acquisitions within North America with an enterprise value of $40 million (Canadian or US dollars) or greater, and all acquisitions outside North America, make such further inquiries as considered necessary, and report thereon to the Board of Directors. The content of the risk assessment report will be initially developed by the Committee in conjunction with management and will be reviewed annually by the Committee.

Other
41.	Review, as required, any claims of indemnification pursuant to the by-laws of the Corporation.

42.	Receive a quarterly report from the CFO regarding private aircraft use including itinerary and passenger manifest.

43.	In accordance with the Corporation’s Whistle Blower Policy - Complaint Resolution Process, review and determine the disposition of any complaints or correspondence received under the policy.

44.	Review and determine the disposition of any complaints received from shareholders or any regulatory body.

45.	Conduct an annual assessment of the effectiveness of the Committee and provide a report thereon to the Board of Directors.

46.	Receive comments from the external auditor on their assessment of the effectiveness of the Committee’s oversight of internal control over financial reporting.

47.	Review annually the terms of reference for the Committee and recommend any required changes to the Board of Directors.
The Audit Committee met six times in 2005. In addition to formal meetings, the members of the Audit Committee meet informally as required, either in person or by telephone. The Chairman of the Audit Committee provides regular reports at Stantec’s Board of Directors’ meetings.
Additional information regarding the Audit Committee and its members may be found in Stantec’s Annual Information Form dated March 30, 2006, filed on SEDAR at www.sedar.com.
Corporate Governance and Compensation Committee

The Corporate Governance and Compensation Committee members are all independent directors. The committee members are Robert J. Bradshaw, William D. Grace and Susan E. Hartman.

This committee makes recommendations to the Board of Directors on:
     Corporate Governance Matters
•	developments in the area of corporate governance generally;

•	composition and size of the Board of Directors;

•	appropriate candidates for nomination to the Board of Directors;

•	providing an orientation and education program for new directors;

•	evaluating the performance of the Board of Directors, any committees, and individual directors;

•	considering and approving any requests by an individual director to engage outside experts at Stantec’s expense.
     Compensation Matters
•	compensation policies reflecting the rationale for each element of executive pay, including the link between compensation and performance and the level of competitiveness of the total compensation package;

•	administration of Stantec’s Employee Share Option Plan;

•	executive management compensation, including bonuses, stock options, pensions, and benefits;

•	compensation for the Chief Executive Officer;

•	senior management performance reviews;

•	Stantec’s succession plans for executive management positions.
The Corporate Governance and Compensation Committee met three times in 2005. The Chairman of the Corporate Governance and Compensation Committee provides regular reports at Stantec’s Board of Directors’ meetings.
ELECTION OF DIRECTORS
Eight directors will be elected at the Meeting. The management representatives named in the form of proxy intend to vote for the nominees listed below. All of the listed nominees are currently directors. Stantec management believes that each of the listed nominees will be able to serve as a director. If for any reason before the meeting, a nominee is unable to serve as a director, the persons named in the form of proxy have the discretion to vote for another nominee at the meeting. Each elected director will hold office until the next annual general meeting or until a successor is duly elected or appointed.
The members of Stantec’s Audit Committee and Corporate Governance and Compensation Committee are indicated below. The following biographies also indicate the number of Stantec Common Shares currently beneficially owned, directly or indirectly, or controlled or directed by the nominees.
Neilson A. “Dutch” Bertholf, Jr. retired from the Board of Directors in 2005. The Board of Directors wishes to thank Dutch for his seven years of dedicated service.

Ronald P. Triffo - Chairman of the Board of Directors, Stantec Inc.
Edmonton, AB – Canada

Ronald P. Triffo has been associated with Stantec since 1977. He was appointed President in 1983, President and CEO in 1988 and Chairman of the Board of Directors in 1998. Mr. Triffo holds a BSc. in Civil Engineering from the University of Manitoba and a MSc. in Engineering from the University of Illinois. He is currently a director of TELUS Corporation and Chairman and director of ATB Financial. He is the Vice Chair of the Board of Directors of the Alberta Ingenuity Fund and is the immediate Past Chair of the Alberta Economic Development Authority. Mr. Triffo also serves on the Board of Alberta’s Promise, the Advisory Council of the Faculty of Medicine and Dentistry at the University of Alberta, and the Board of Governors of Junior Achievement of Northern Alberta.

Director Since	Independent	Common Shares	Options	Deferred Share Units	2005 Attendance
August 12, 1985	Yes	481,888	100,000	Not eligible	Board Meetings	8 of 8

Anthony (Tony) P. Franceschini – President & CEO, Stantec Inc.
Edmonton, AB – Canada

Anthony P. Franceschini has been with Stantec since 1978, where he has provided consulting services, management, and leadership, becoming Chief Executive Officer in 1998. He has served as a director of Stantec since the Company became publicly traded in March 1994. He also serves as a director of Esterline Technologies Corporation, a leading manufacturer in the aerospace/defence markets and is a director of privately held CCI Thermal Technologies Inc., an Edmonton-based manufacturer of industrial heating products and custom-engineered process heating equipment.

Director Since	Independent	Common Shares	Options	Deferred Share Units	2005 Attendance
February 3, 1994	No	208,781	150,000	Not eligible	Board Meetings	8 of 8

Robert J. Bradshaw - Chairman, Contor Industries Limited
Toronto, ON – Canada

Robert J. Bradshaw has been a member of Stantec’s Board of Directors since 1993. He is a professional engineer with a diverse background in the manufacturing, oil, consulting engineering, and nuclear industries, as well as in power generation and government service. Mr. Bradshaw is currently Chairman of Contor Industries Limited, which acquires mature manufacturing companies requiring significant turn-around activities. The business of the Contor companies ranges from nuclear and aerospace to hydro electric; gold mining; food processing; aircraft leasing and waste disposal. Mr. Bradshaw is a director of Configuresoft, Inc.

Director Since	Independent	Common Shares	Options	Deferred Share Units	2005 Attendance
December 14, 1993	Yes	55,000	0	4,800	Board Meetings	8 of 8

					Compensation	3 of 3
					Corporate
					Governance &
					Committee

E. John (Jack) Finn – Corporate Director
Madison, CI – USA

E. John (Jack) Finn has been a member of Stantec’s Board of Directors since 1995. He is the retired Chairman of Dorr-Oliver, Inc., a process engineering and equipment firm. An electrical engineering graduate of Carnegie Mellon University, Mr. Finn’s business experience has focused on operations and general management. He held various executive positions with The Carborundum Company, Kennecott Corporation and The Standard Oil Company. In addition to Stantec, he is currently a director of Vodium of Washington, DC and Delicious Milk Company of New York, NY.

Director Since	Independent	Common Shares	Options	Deferred Share Units	2005 Attendance
October 17, 1995	Yes	19,000	10,000	4,800	Board Meetings	7 of 8

					Audit Committee	6 of 6

William D. Grace – Corporate Director
Edmonton, AB – Canada

William D. Grace has been a member of Stantec’s Board of Directors since 1994. Mr. Grace is a graduate of the University of Alberta and a Fellow Chartered Accountant (FCA). During his business career, he served as the Chief Financial Officer with several Alberta corporations including Chieftain Development Co. Ltd., R. Angus (Alberta) Limited and Canadian Utilities Limited. From 1988 to 1994, he was a managing partner in the Edmonton office of Price Waterhouse. Mr. Grace is the recipient of several awards including the Alberta Achievement Award from the Province of Alberta, the Lifetime Achievement Award from the Alberta Institute of Chartered Accountants and the University of Alberta Alumni Award of Excellence. He currently holds a number of corporate directorships in addition to Stantec, including the Forzani Group Ltd., Melcor Developments, Millar Western Forest Products Ltd. and several private companies. He is also the independent Chairman of the Edmonton Pipe Industry Pension Trust and Health & Welfare Funds, a director of Mutual Fund Dealers Association of Canada, and a public council member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta. Mr. Grace has been active over the past 25 in numerous community and professional activities.

Director Since	Independent	Common Shares	Options	Deferred Share Units	2005 Attendance
April 29, 1994	Yes	13,000	0	4,800	Board Meetings	8 of 8

					Audit Committee	6 of 6

Corporate
					Governance &	2 of 3
Compensation
Committee

Susan E. Hartman – President and Owner, The Hartman Group
Rochester, NY – USA

Susan E. Hartman has been a member of Stantec’s Board of Directors since 2004. Ms. Hartman holds a BSc. degree in chemistry and has diverse experience in strategic planning, business management, mergers and acquisitions, operations, and international business development. In 1993 she started her own management consulting firm, The Hartman Group. Ms. Hartman continues as President and owner of The Hartman Group, leading the company’s consulting services in the area of strategic and operational planning, overall business assessment, process optimization, and project management. She currently serves as a board member on QED Technologies and the SCORE Foundation.

Director Since	Independent	Common Shares	Options	Deferred Share Units	2005 Attendance
November 4, 2004	Yes	0	0	2,800	Board Meetings	8 of 8

					Corporate
					Governance &	3 of 3
					Compensation
					Committee

Robert R. Mesel – Corporate Director
Kiawah Island, SC – USA

Robert R. Mesel has been a member of Stantec’s Board of Directors since 2004. Mr. Mesel is an experienced business professional with expertise in business development, administration, accounting, and finance. Prior to his retirement in 1998, Mr. Mesel was a director and/or trustee for many prestigious organizations, including the Financial Executive Institute (Northeast Ohio Chapter), Ohio Council for Economic Education, Greater Cleveland Salvation Army, and Canisius College. Mr. Mesel completed his bachelor of business administration in accounting at Canisius College, his masters of business administration at State University of New York, and the advanced management program at Harvard Business School. He is also the past President of BP Chemicals Inc. and Chase Brass & Copper Company.

Director Since	Independent	Common Shares	Options	Deferred Share Units	2005 Attendance
November 4, 2004	Yes	2,500	0	2,800	Board Meetings	8 of 8

					Audit Committee	5 of 6

Aram H. Keith – Vice-Chairman of the Board of Directors, Stantec Inc.
Irvine, CA – USA

Aram H. Keith co-founded The Keith Companies in March 1983 and served as its Chief Executive Officer and Chairman of the Board of Directors until its acquisition by Stantec in 2005. During that time, the firm grew to have 17 offices and over 850 employees. Under his leadership, The Keith Companies won many major awards for its outstanding projects. Mr. Keith has been a licensed civil engineer since 1972. He received a Bachelor of Science degree in civil engineering from California State University at Fresno and was recently named Alumni of the Year. Mr. Keith was named an Entrepreneur of the Year by Ernst & Young and his firm was named one of the Top 10 Large Firms to Work For by Civil Engineering News in 2005. Mr. Keith has served his church in many capacities throughout the years and currently sits on its Board of Trustees. He has also been heavily involved in groups like the Boy Scouts, the Boys and Girls Clubs, the Special Olympics, City of Hope, and Concordia University.

Director Since	Independent	Common Shares	Options	Deferred Share Units	2005 Attendance
November 3, 2005	No	278,581	0	Not eligible	Board Meetings	1 of 1

With the exception of Aram H. Keith who, prior to September 15, 2005, was the Chief Executive Officer and Chairman of the Board of The Keith Companies, Inc., each of the directors of Stantec has been engaged for more than five years in their present principal occupation or in other capacities with the company or organization (or a predecessor thereof) in which they currently hold their principal occupation.
COMPENSATION OF DIRECTORS
Mr. Triffo, the Chairman of the Board of Directors, receives $150,000 per year as a director fee retainer pursuant to an agreement with Stantec. He is not paid any additional amounts for attending Board of Directors’ committees, chairing Board of Directors’ meetings, or attending meetings or events in support of the company. This agreement with Mr. Triffo will end when he ceases to be the Chairman of the Board of Directors.
Mr. Keith, Vice-Chairman of the Board of Directors, receives $125,000 per year as a director fee retainer pursuant to an agreement with Stantec. He is not paid any additional amounts for attending Board of Directors’ committees or attending meetings or events in support of the company. This agreement with Mr. Keith will end on September 29, 2006, and his director compensation will revert to the compensation paid, from time to time, to independent members of the Stantec Board of Directors, pursuant to an agreement with Stantec.
The President and CEO, Mr. Franceschini, is not compensated for acting as a director.
The remaining five directors are paid according to Stantec’s director compensation program which is intended to:
1.	encourage the directors to hold a continuing equity interest in Stantec;

2.	align the interests of directors with the interests of shareholders; and

3.	attract and retain qualified Canadian and US directors.
The director compensation program includes deferred share units (DSUs) each of which has the same value as one Stantec Common Share. However, DSUs carry no voting rights and they cannot be transferred. DSUs cannot be exercised until death or retirement of a director, upon which, the value of a director’s DSUs are paid in cash. Each DSU will be valued at the Stantec Common Share market price on the last trading day of the month of the death or retirement of the director. DSUs are granted on the last day of the previous quarter and once granted, the number of DSUs will be adjusted even if the director dies or retires in the quarter to which a grant of DSUs relates. The number of DSUs held by directors and the number of DSUs to which directors are entitled will be appropriately adjusted for any change in Stantec’s outstanding Common Shares that occurs by reason of any stock split, consolidation, or other corporate change.
The directors, other than Mr. Triffo, Mr. Franceschini, and Mr. Keith, receive:
•	1,600 DSUs a year (400 per quarter);

•	an additional $1,500 per quarter if they chair the Board of Directors Corporate Governance and Compensation Committee;

•	an additional $3,000 per quarter if they chair the Board of Directors Audit Committee; and

•	$1,800 for every Board of Directors’ meeting or Board of Directors’ committee meeting they attend.
During Stantec’s financial year ending December 31, 2005, Stantec paid its directors, other than Mr. Franceschini, $598,846.14. This figure includes the Chairman’s compensation of $150,000, compensation to Mr. Keith in the amount of $28,846.14, and compensation paid to independent directors as follows:

•	chair and meeting fees	$129,000

•	DSUs (valued at date of issue)	$291,000
EXECUTIVE COMPENSATION
Summary Compensation Table
The following table summarizes the compensation for Stantec’s Chief Executive Officer, Chief Financial Officer and the next three most highly compensated executive officers, collectively, the “Named Executive Officers” of Stantec.

				Long-Term
Name and Principal	Year	Annual Compensation		Compensation	All Other
Position				Awards	Compensation
		Salary	Bonus[1]	Securities
				under Options[2]

A.P. FRANCESCHINI	2005	$375,004	$1,161,425	nil	$7,730	[3]
President & CEO	2004	$375,004	$844,350	nil	$9,000	[3]
	2003	$367,793	$717,338	150,000	$11,250	[4]

D.W. WILSON	2005	$232,828	$300,000	nil	$11,883	[5]
Vice President & CFO	2004	$224,030	$250,000	5,000	$69,439	[6]
	2003	$196,165	$195,000	6,500	$5,500	[3]

				Long-Term
Name and Principal				Compensation	All Other
Position	Year	Annual Compensation		Awards	Compensation
				Securities
		Salary	Bonus[1]	under Options[2]

R.L. ALARIE	2005	$241,744	$350,000	nil	$10,983	[3]
Executive Vice President	2004	$233,649	$350,000	5,000	$3,750	[3]
Stantec Consulting Ltd.	2003	$196,165	$230,000	6,000	$5,500	[3]

M.E. JACKSON	2005	$226,336	$300,000	nil	$10,305	[3]
Senior Vice President	2004	$218,460	$250,000	5,000	$5,869	[3]
Stantec Consulting Ltd.	2003	$176,542	$205,000	8,000	$5,100	[3]

W.B. LESTER	2005	$241,744	$350,000	nil	$702,982	[7]
Executive Vice President	2004	$230,994	$350,000	5,000	$6,192	[3]
Stantec Consulting Ltd.	2003	$220,664	$350,000	7,000	$6,000	[3]

[1] Represents bonuses earned and calculated in respect of the indicated financial year.
[2] Options for Common Shares of Stantec. See below for further information regarding option grants and exercises during the most recently completed financial year.
[3] Represents a payment to the executive officer’s registered retirement savings/employee share purchase plan.
[4] Represents a payment to Mr. Franceschini’s registered retirement savings/employee share purchase plan ($9,000) and a service award ($2,250).
[5] Represents a payment to Mr. Wilson’s registered retirement savings/employee share purchase plan ($10,533) and a service award ($1,350).
[6] Represents a payment to Mr. Wilson’s registered retirement savings/employee share purchase plan ($5,980) and a payout of vacation time that Mr. Wilson had accrued but not taken during his time at Stantec ($63,459).
[7] Represents payments to Mr. Lester’s registered retirement savings plan ($10,982) and in respect of the termination of Mr. Lester’s employment ($692,000).
Option Grants During the Most Recently Completed Financial Year
No options were granted in 2005 to the Named Executive Officers.
Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

	Securities		Unexercised Options at	Value of Unexercised
	Acquired	Aggregate Value	Financial Year End	in-the-Money Options
	on Exercise	Realized	(#)	at Financial Year End[1]
Name	(#)	($)	Exercisable/Unexercisable	Exercisable/Unexercisable
A.P. Franceschini	nil	nil	142,000 / 60,000	$3,762,800 / $841,500
D.W. Wilson	nil	nil	32,501 / 5,499	$967,660 / $91,441
R.L. Alarie	5,000	$59,750	6,667 / 5,333	$138,672 / $88,328
M.E. Jackson	nil	nil	15,001 / 5,999	$327,435 / $100,816
W.B. Lester	nil	nil	10,335 / 5,665	$213,947 / $94,553

[1] The closing price of Stantec’s Common Shares on the TSX on December 31, 2005 was $39.75.

EQUITY COMPENSATION PLAN INFORMATION

Number of securities
	Number of		remaining available for
	securities to		future issuance under equity
	be issued upon	Weighted-average	compensation plans
	exercise of	exercise price of	(excluding securities
	outstanding options	outstanding options	reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders	938,264	$13.88	57,739 [1]

[1]	This number is equal to the maximum number of Stantec options authorized to be issued under the Stantec Share Option Plan (1,754,938) less 758,935 Stantec options which have been exercised over the life of the Stantec Stock Option Plan less the 938,264 Stantec options outstanding as at December 31, 2005.
INDEBTEDNESS OF ANY DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS
Stantec’s management is not aware of any:
(a)	indebtedness outstanding to Stantec or any of its subsidiaries by; or

(b)	guarantees, support agreements, letters of credit or other similar arrangements provided by Stantec to;
any of Stantec’s directors, executive officers, employees or former directors, executive officers or employees or of any of Stantec’s subsidiaries, at any time since the commencement of the last completed fiscal year.
EMPLOYMENT CONTRACTS
Anthony P. Franceschini
Stantec has an employment contract with Mr. Franceschini, effective January 1, 2003, which provides that Mr. Franceschini will remain Stantec’s President and CEO until December 31, 2008. The contract provides for:
(a)	an annual base salary of $375,000,

(b)	an annual bonus of 1.5% of Stantec’s annual net income before deductions for employee performance bonuses, executive bonuses and taxes, and

(c)	options for Stantec Common Shares as follows:

Number of Options	Strike Price	Vesting Date	Expiry Date
30,000	$16.10	January 3, 2004	January 3, 2010
30,000	$18.85	January 3, 2005	January 3, 2011
30,000	$21.60	January 3, 2006	January 3, 2012
30,000	$24.35	January 3, 2007	January 3, 2013
30,000	$27.10	January 3, 2008	January 3, 2013
If Mr. Franceschini’s employment is terminated without cause, he will receive a lump sum payment of $750,000.

Mr. Franceschini will also receive a $750,000 lump sum payment if he terminates his employment within six months of Stantec undergoing a change of control. A change of control, for this purpose, is defined as a situation where a person acquires more than 50% of Stantec’s Common Shares. A change of control also occurs when the nominees of a person holding at least 30% of Stantec’s Common Shares are elected as directors and comprise a majority of the Board of Directors.
In all other cases Mr. Franceschini may end his employment after giving three months’ notice.
Mr. Franceschini’s contract also restricts him from competing with Stantec, soliciting Stantec employees, and soliciting Stantec clients for a period of two years following termination of his employment.
Donald W. Wilson
Stantec Consulting Ltd. (“Stantec Consulting”) has an employment contract with Donald W. Wilson effective January 1, 2006. The contract provides Mr. Wilson with a bi-weekly salary and a discretionary annual bonus. Mr. Wilson’s bi-weekly salary was set at $9,615.75 effective January 1, 2006.
If Stantec Consulting terminates Mr. Wilson’s employment without cause, it must make a $250,000 lump sum payment to him together with a termination bonus equal to the bonus last paid to him pro rated for that portion of the year which has elapsed from the last fiscal year end to the date of termination of his employment (the “Termination Payments”). Mr. Wilson will also receive the Termination Payments if, within the two years following a change in control: (i) his salary is reduced; or (ii) his bonus is reduced to less than 50% of his last earned bonus. A change of control, for this purpose, would occur where a person acquires more than 50% of Stantec’s Common Shares or where the nominees of a person holding at least 30% of Stantec’s Common Shares are elected as directors and comprise a majority of the Board of Directors. In all other cases, Mr. Wilson may end his employment after giving Stantec Consulting three months’ notice.
Mr. Wilson’s agreement restricts him from competing with Stantec, soliciting Stantec employees, and soliciting Stantec clients for a period of two years following termination of his employment.
Raymond L. Alarie
Mr. Alarie is no longer employed with Stantec effective December 31, 2005.
Mark E. Jackson
Stantec Consulting has an employment contract with Mr. Jackson effective January 1, 2006. The contract provides Mr. Jackson with a bi-weekly salary and a discretionary annual bonus. Mr. Jackson’s bi-weekly salary was set at $9,615.75 effective January 1, 2006.
If Stantec Consulting terminates Mr. Jackson without cause, it must make a $250,000 lump sum payment to him together with a termination bonus equal to the bonus last paid to him pro rated for that portion of the year which has elapsed from the last fiscal year end to the date of termination of his employment (the “Termination Payments”). Mr. Jackson will also receive the Termination Payments if, within the two years following a change in control: (i) his salary is reduced; or (ii) his bonus is reduced to less than 50% of his last earned bonus. A change of control, for this purpose, would occur where a person acquires more than 50% of Stantec’s Common Shares or where the nominees of a person holding at least 30% of Stantec’s Common Shares are elected as directors and comprise a majority of the Board of

Directors. In all other cases, Mr. Jackson may end his employment after giving Stantec Consulting three months’ notice.
Mr. Jackson’s contract also restricts him from competing with Stantec, soliciting Stantec employees, and soliciting Stantec clients for a period of two years following termination of his employment.
W. Barry Lester
Mr. Lester is no longer employed with Stantec effective December 31, 2005.
REPORT ON EXECUTIVE COMPENSATION
Composition of Corporate Governance and Compensation Committee
As described above, the Corporate Governance and Compensation Committee is currently comprised of Robert J. Bradshaw, William D. Grace and Susan E. Hartman, none of which are officers, or former officers, of Stantec.
Compensation Philosophy
Stantec’s executive compensation program is designed to link executive compensation to corporate performance. A successful program should ensure that executives are motivated to achieve key corporate goals by appropriately rewarding them for generating outstanding business results and contributing exceptionally to Stantec’s leadership and management. Stantec feels that its compensation philosophy attracts, retains, and motivates top executives who will contribute to Stantec’s long-term success.
The base salary for each executive officer is determined by the position’s responsibility, the position’s importance to Stantec, and industry standards. Base salaries for executives other than the CEO are intended to provide a base level of compensation at the low end of the range for comparable positions. The amount of money available for executive bonuses is determined annually by the Corporate Governance and Compensation Committee and depends on Stantec’s annual income before deductions for the CEO’s bonus, employee performance bonuses, executive bonuses, and taxes. Annual bonuses for executive officers are discretionary and include a number of factors including individual performance and corporate performance. There are no set weights for each factor and factor weights may vary from year to year. In 2005, bonuses ranged from 129% to 310% of base salary for the Named Executive Officers.
Stantec also has an Employee Share Option Plan to provide long-term incentive to key employees, including executive officers. The Employee Share Option Plan is intended to
1.	align the interests of employees and shareholders;

2.	contribute to the growth of shareholder value;

3.	constantly improve operating results;

4.	retain key employees; and

5.	encourage key employees to become Stantec shareholders.
Key employees are granted options to purchase shares at the Board of Directors’ discretion with the advice of the Corporate Governance and Compensation Committee. In making its decision to award share options, the Board of Directors considers the following criteria:

•	the employee’s ability to contribute to Stantec’s long-term success;

•	the value of recognizing employees who may influence Stantec’s future success;

•	the amount and terms of any existing options which have been issued to that employee;

•	the recommendation of the CEO; and

•	such other factors as the Board of Directors feels are relevant with respect to any individual key employee.
Compensation of the Chief Executive Officer
Mr. Franceschini’s compensation is determined according to his January 1, 2003 employment contract (see “EMPLOYMENT CONTRACTS” above). Mr. Franceschini’s compensation is comprised of a base salary, an annual incentive bonus, and share options.
Because there are limited direct comparables for the CEO position, Mr. Franceschini’s base salary was negotiated based on his overall experience, responsibility, and performance. His annual incentive bonus is tied directly to corporate performance. His share options, issued according to Stantec’s Employee Share Option Plan, are a long-term incentive tied directly to the creation of shareholder value.
The Board of Directors believes that the overall CEO compensation package is appropriate as it substantially incorporates short-term financial performance (annual incentive bonuses) as well as long-term financial performance (share options).
During 2005, Mr. Franceschini’s compensation was allocated as follows (based on the terms of his employment agreement):
Base Salary: 24%
Annual Bonus: 76%
Submitted on behalf of the
Corporate Governance and Compensation Committee
Robert J. Bradshaw, Chairman
William D. Grace
Susan E. Hartman

PERFORMANCE GRAPH
The following graph compares the total shareholder return for $100 invested in Stantec Common Shares on December 31, 2000 against the total return of the S&P/TSX Composite Index over the same period.

*S&P/TSX Composite Index replaced the TSE 300 in May 2002. Data prior to May 2002 is from the TSE 300 Total Return Index and data from May 2002 is from the S&P/TSX Composite Index.
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE
Stantec carries a directors’ and officers’ liability insurance policy with a maximum coverage of $50,000,000 a year and a $500,000 per claim deductible. Under this policy, Stantec is reimbursed for paying directors and officers as required, permitted by law, or permitted by Stantec’s by-laws when claims are made against a director or officer for an alleged or actual wrong committed by him/her during the course of his/her duties to Stantec. Coverage also applies, with no deductible, to a director or officer where Stantec does not indemnify them. There are certain exclusions, including bodily injury, property damage, and for acts resulting in personal advantage to which the director or officer was not legally entitled. Some exclusions are covered under other insurance policies. The coverage is in effect from May 1, 2005 to May 1, 2006 and its total premium is $425,000.
2006 SHAREHOLDER PROPOSALS
Shareholder proposals must be submitted no later than December 15, 2006 to be considered for inclusion in next year’s Management Information Circular for the purposes of Stantec’s 2007 annual shareholder meeting.

ADDITIONAL INFORMATION
Additional information relating to Stantec is available on SEDAR at www.sedar.com.
Any person may request and receive the following from Stantec’s Corporate Secretary:
a)	one copy of Stantec’s Annual Information Form and one copy of documentation containing information referenced by the Annual Information Form;
b)	one copy of Stantec’s comparative financial statements for the most recently completed financial year, the accompanying auditor’s report, and one copy of any interim financial statements created after the latest annual financial statements;
c)	one copy of Stantec’s most recent Management Information Circular in respect of the most recent annual shareholder meeting that involved the election of directors.
Stantec may require a non-shareholder to pay a reasonable charge for the material requested.
Financial information about Stantec’s financial year ended December 31, 2005 and comparative information for the year ended December 31, 2004, is contained in Stantec’s financial statements and MD&A, both of which can be found in Stantec’s Annual Report.
DIRECTORS’ APPROVAL
Stantec’s Board of Directors has approved the contents of this circular and the distribution of the circular to Stantec shareholders.
Jeffrey S. Lloyd
Vice President, Secretary and General Counsel
March 15, 2006

SCHEDULE “A”
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
At Stantec we understand the importance of sound corporate governance practices. We aspire to uphold high standards of corporate governance throughout our organization. These high standards reflect not only legal and regulatory requirements of corporate governance but also existing and emerging practices. As a Canadian reporting issuer on the TSX and the New York Stock Exchange (NYSE), our corporate governance practices meet, and in some cases exceed, legal and regulatory requirements.
Board of Directors
Stantec’s Board of Directors presently includes eight members, six of whom are unrelated to Stantec, independent of its management and free from any interest or relationship that could materially interfere with their ability to act in the best interests of Stantec or its shareholders. The six independent directors are Ronald P. Triffo, Robert J. Bradshaw, E. John (Jack) Finn, William D. Grace, Susan E. Hartman and Robert R. Mesel.
Anthony P. Franceschini, as President and CEO, is a member of management of Stantec and is therefore not an independent Board of Directors member. In addition, Aram H. Keith, while not a member of management of Stantec, is not considered to be an independent director by virtue of the fact that until September 15, 2005, he served as the CEO of The Keith Companies, Inc., a company acquired by Stantec.
The six independent directors meet in executive session at least two times per year, with the two non-independent directors being excluded. The format of these meetings includes a discussion with the CEO on each occasion. For Stantec’s fiscal 2005, the six independent directors met on eight separate occasions.
Ronald. P. Triffo is Chairman of Stantec’s Board of Directors. Mr. Triffo is an independent director. For a description of the role and responsibilities of the Chairman, please refer to the description of “Chairman” set forth below under “Position Descriptions”. In addition, we refer you to Mr. Triffo’s biography on page 23 of this Information Circular.
Additional information relating to each director standing for nomination, including other public company boards on which they serve as well as their attendance record for all Board of Directors’ and committee meetings during Stantec’s fiscal year ended 2005 can be found on pages 23 through 26 of this Information Circular.
Board of Directors’ Mandate
The Board of Directors is responsible for the stewardship of Stantec. In executing this role, the Board of Directors shall oversee the conduct, direction and results of the business. In turn, management is mandated to conduct the day-to-day business and affairs of Stantec and is responsible for implementing the Board of Directors’ strategies, goals and directions. The Board of Directors and its members shall at all times act in the best interests of Stantec and its actions shall reflect its responsibility of establishing proper business practices and appropriate ethical standards expected of Stantec.
In discharging the Board of Directors’ stewardship obligations, the following are six specific principal responsibilities of the Board of Directors:

1.	Integrity of CEO and other Executive Officers

The Board of Directors assesses the integrity of the CEO and other executive officers through regular interaction at Board of Directors’ and committee meetings and through ongoing interaction. In addition, the Board of Directors satisfies itself that the CEO and other executive officers are creating a culture of integrity throughout Stantec by reviewing annually with the CEO and executive officers what policies and procedures are in place to create a culture of integrity.

2.	Adoption of a Corporate Strategic Planning Process

It is the responsibility of the Board of Directors to ensure that Stantec has appropriate short and long-term goals and has implemented a strategic planning process. In identifying and adopting short and long-term goals and a strategic planning process, the Board of Directors shall look to the management of Stantec, and particularly the CEO, for leadership. In addition to ensuring a strategic planning process is in place, the Board of Directors should assist in the process by maintaining open communication lines with management both directly and through the CEO, providing objectivity to plans and adding its collective experienced judgement to the strategic planning process. Finally, the Board of Directors must approve Stantec’s strategies as they evolve and as they may change. In this context, the Board of Directors must be responsible for monitoring management’s success in implementing and modifying its strategies as may be required.

3.	Managing Risks and Protecting Shareholder Value

The Board of Directors shall be responsible to ensure that proper procedures are established for the protection of shareholder value. The Board of Directors is expected to adequately scrutinize material programs and approve material capital expenditures, acquisitions and divestitures.

Members of the Board of Directors are responsible for and must be expected to understand the principal risks associated with Stantec’s business. In this regard, the Board of Directors must rely upon management of Stantec to identify and monitor risks on a day-to-day basis; however, the Board of Directors must ensure that there are adequate systems in place which effectively monitor and manage the risks of the business to ensure Stantec’s long-term viability. It is acknowledged and understood that all business decisions involve balancing risks with reward and benefit, and hence any material business actions must balance the potential return against the potential damage to shareholders.

4.	Appointing, Developing and Monitoring Senior Management (Succession Planning)

The Board of Directors implements its corporate strategies and resolutions through delegation to management. In turn, management must inform and communicate properly with the Board of Directors and in accordance with the Board of Directors’ stated goals and objectives. As a result, the Board of Directors must ensure that it has retained a management of appropriate calibre, particularly in the role of the CEO. The Board of Directors must implement systems to assess the performance of its senior management, particularly that of the CEO, against objectives established by the Board of Directors. To the extent there are mechanisms which may assist the appointment, development and assessment of management, the Board of Directors should be satisfied that such systems are in place and that an orderly succession of senior management can be facilitated.

5.	Communications Policy

The Board of Directors shall ensure that Stantec has a policy in place to enable it to communicate effectively with shareholders, other stakeholders and the public generally, including the capital markets. Stantec’s communications policy must effectively relate the operations of Stantec to shareholders and should facilitate open communication with shareholders. The CEO will be directly responsible for approving the issuance of any material communications to shareholders.

6.	Internal Corporate Controls and Management Information Systems

The Board of Directors shall ensure there are control and information systems in place to ensure the effective discharge of its responsibilities hereunder and in law. In particular, the Board of Directors will ensure Stantec has (a) an audit system and internal controls which verify the integrity of the financial data and the compliance of financial information with appropriate accounting principles, (b) adequate environmental information, controls and reporting systems, and (c) systems for monitoring and evaluating the implementation of corporate strategy and material corporate decisions.
The Board of Directors at large is responsible for its approach to corporate governance issues. In considering these issues and in assessing the effectiveness of the Board of Directors and its committees and the contribution of each individual director, the Board of Directors will seek the assistance and advice of the Corporate Governance and Compensation Committee.
Position Descriptions
The Board of Directors has developed position descriptions for the Chief Executive Officer, Board of Directors’ Chairman, Vice-Chairman, the Chairman of the Corporate Governance and Compensation Committee, and the Chairman of the Audit Committee. Such position descriptions are as follows:
Chief Executive Officer Position Description
Appointment
The Board of Directors shall appoint the CEO on terms and conditions that it considers appropriate.
Reporting and Review
The CEO shall report to the Board of Directors. The Board of Directors shall review the CEO’s performance on an annual basis.
Duties and Responsibilities
The CEO shall have full responsibility for the day-to-day operation of Stantec’s business in accordance with Stantec’s strategic plan and budgets as previously approved by the Board of Directors. In discharging this responsibility, and subject always to the oversight of the Board of Directors, the CEO shall:

•	foster a corporate culture that promotes ethical practices and encourages individual integrity;

•	work with the Chairman of the Board of Directors to ensure the Board of Directors is provided with all information and access to management necessary to allow it to fulfill its statutory, governance and other obligations in a timely manner;

•	fully apprise the Board of Directors of all matters that are material to directors, and alert the Chairman in a timely manner of any material changes or events that may impact the risk profile, financial affairs or performance of Stantec;

•	together with the Chairman, develop and recommend to the Board of Directors a long-term strategy and vision for Stantec that leads to enhancement of shareholder value;

•	develop and recommend to the Board of Directors annual business plans and budgets that support Stantec’s long-term strategy;

•	consistently strive to achieve Stantec’s financial and operating goals and objectives;

•	promote continuous improvement in the quality and value of Stantec’s services;

•	seek to secure and maintain a competitive position for Stantec within its industry;

•	ensure that Stantec has an effective management team below the level of CEO and has an active plan for management development and succession;

•	implement policies and processes to ensure the integrity of Stantec’s internal controls, management information and financial reporting;

•	serve as the spokesperson for Stantec and oversee communication between Stantec and its shareholders, the investment community, media, governments and their agencies, employees and the general public.
Chairman
The prime responsibility of the Chairman of the Board of Directors is to provide leadership to the Board of Directors to enhance Board of Directors’ effectiveness. The Board of Directors has ultimate accountability for supervision of the management of Stantec. Critical to meeting this accountability is the relationship between the Board of Directors, management, shareholders and other stakeholders. The Chairman, as the presiding member, must ensure that these relationships are effective, efficient and further the best interests of Stantec.
The Chairman shall:
•	chair all meetings of the Board of Directors;

•	oversee the Board of Directors’ discharge of its duties assigned to it by law, in the constating documents of Stantec and the Corporate Governance Guidelines;

•	together with the CEO, represent Stantec to employees, shareholders and other stakeholders;

•	develop a good working relationship between the office of the Chairman, the President and CEO, and the Board of Directors to assure open communications, cooperation, interdependence, mutual trust, respect, and commonality of purpose;

•	take steps to foster the Board of Directors’ understanding of its responsibilities and boundaries with management;

•	establish procedures to govern the effective and efficient conduct of the Board of Directors’ work;

•	establish the agenda for, and preside at all meetings of the Board of Directors and annual and special meetings of shareholders;

•	oversee the distribution of information to the Board of Directors in a manageable form, sufficiently in advance of the meeting;

•	oversee the functions delegated to the committees and monitor the committees’ work to see that these functions are carried out and results are reported to the Board of Directors; and

•	carry out other duties as requested by the Board of Directors.
Vice-Chairman
The prime responsibility of the Vice-Chairman of the Board of Directors is to support the Chairman of the Board of Directors in fulfilling his duties, and acting as a spokesperson for the Company as requested by the Chairman or the President and CEO.
The Vice-Chairman shall:
•	attend all meetings of the Board of Directors;

•	serve as a spokesperson for the Corporation as requested by the Chairman of the Board of Directors or the President and CEO;

•	carry out special assignments as requested by the Chairman;

•	participate as a vital part of the Board of Directors leadership; and

•	perform other responsibilities as assigned by the Board of Directors.
Corporate Governance and Compensation Committee Chairman
The prime responsibility of the Chairman of the Corporate Governance and Compensation Committee is to provide leadership to the Corporate Governance and Compensation Committee to ensure its effectiveness. Critical to meeting this accountability is ensuring that Stantec has in place an appropriate and effective system of corporate governance.
The Chairman of the Corporate Governance and Compensation Committee shall:
•	set the tone for the Corporate Governance and Compensation Committee work;

•	set the agenda and chair Corporate Governance and Compensation Committee meetings, and ensure distribution of meeting minutes;

•	oversee the logistics of the committee’s operations and ensure compliance with the Corporate Governance and Compensation Committee Terms of Reference;

•	report to the full Board of Directors on the Corporate Governance and Compensation Committee’s decisions and recommendations; and

•	chair the meetings of the Board of Directors in the absence of the Chairman of the Board of Directors.
Audit Committee Chairman
The prime responsibility of the Chairman of the Audit Committee is to provide leadership to the Audit Committee to enhance its effectiveness. Critical to meeting this accountability is the relationship between the Audit Committee, management, and the external auditors. The Chairman of the Audit Committee must ensure that these relationships are effective, efficient and further the best interests of Stantec.
The Chairman of the Audit Committee shall:
•	set the tone for the committee work;

•	set the agenda and chair Audit Committee meetings, and ensure distribution of meeting minutes;

•	oversee the logistics of the committee’s operations and ensure compliance with the Audit Committee Terms of Reference; and

•	report to the full Board of Directors on the Audit Committee’s decisions and recommendations.
Orientation and Continuing Education
The Board of Directors ensures that all new directors receive a comprehensive orientation so that new directors can understand the role the Board of Directors and its committees, their individual roles and expectations, and of the nature of Stantec’s business. In fact, new directors are provided with an orientation and education program that includes materials from recent Board of Directors’ and committee meetings as well as written information about their duties and obligations as directors. Meetings are scheduled with new directors and members of senior management. New directors are also provided with a comprehensive director’s manual.
Each director assumes responsibility for keeping informed about the business of Stantec and developments in the industry. Management assists directors by providing them with updates on developments in various geographical areas in which Stantec is active, communication from the CEO to employees, and such other information management considers of interest to the Board of Directors.
In conjunction with Board of Directors’ meetings, directors regularly take part in tours of Stantec’s assets.

Ethical Business Conduct
The Board of Directors has adopted a code of ethics (the “Code”), which is our comprehensive code of business conduct and ethics, which provides a framework for directors, officers and employees on the conduct and ethical decision-making integral to their work. The Board of Directors, through its Corporate Governance and Compensation Committee, reviews the operation of the Code and any waivers thereof. The Code is reviewed at least annually to ensure that it complies with all legal requirements and is in alignment with best practices. In the event that amendments are needed, recommendations are made to the Corporate Governance and Compensation Committee and the Board of Directors for approval. The Code is available on our website at www.stantec.com and on SEDAR at www.sedar.com.
The Board of Directors has also adopted whistleblower procedures which allow officers and employees who feel that a violation of the Code has occurred to report this violation on a confidential and anonymous basis. The procedures allow concerns regarding accounting, internal accounting controls or auditing matters to be reported on a confidential and anonymous basis as well.
The Board of Directors believes that providing a forum for employees and officers to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness foster a culture of ethical conduct within Stantec. To review Stantec’s whistleblower procedures, please visit our website at www.stantec.com.
The Board of Directors believes that its effectiveness is furthered when directors exercise independent judgment in considering transactions and agreements. As such, if at any Board of Directors’ meeting, a director or executive officer has a material interest in a matter being considered, such director or officer would not be present for discussions relating to the matter and would not participate in any vote on the matter.
Nomination of Directors
The Corporate Governance and Compensation Committee, composed entirely of “independent” directors, is responsible for identifying and recommending to the Board of Directors suitable director candidates. As part of the process, the committee considers what competencies and skills the Board of Directors, as a whole, should possess, assesses the skill sets of current Board of Directors’ members and identifies any additional skill sets deemed to be beneficial when considering Board of Directors’ candidates in light of the opportunities and risks facing Stantec. The committee may engage outside advisors to assist in identifying qualified candidates. Potential candidates are screened to ensure that they have the attributes of: integrity and accountability; ability to think strategically; financial literacy; excellent communication skills; and the ability to work effectively as a team. These skills and attributes are necessary in order to execute their duties and responsibilities. The committee also considers the positions held with other organizations and the other business and personal commitments of prospective director candidates to determine whether they would be able to fulfill their duties as Board of Directors’ members.
Compensation
The Corporate Governance and Compensation Committee annually reviews directors’ compensation to ensure it is competitive and consistent with the responsibilities and risks involved in being an effective director. Details of directors’ compensation are disclosed on pages 26 to 27 of this Information Circular. Effective with fiscal 2004, the granting of options to directors under Stantec’s Employee Share Option Plan was discontinued.
The Corporate Governance and Compensation Committee, composed entirely of “independent” directors, is responsible for annually reviewing and recommending to the full Board of Directors the compensation for the President, CEO and other senior executives. Details of executive compensation are disclosed on pages 27 to 28 of this Information Circular, and the Report on Executive Compensation, which includes a description of the process undertaken to determine “executive compensation” is found on pages 31 to 32.
The Corporate Governance and Compensation Committee has the authority to retain consulting firms to assist in carrying out the committee’s responsibilities, including determining the compensation of the President and CEO and other executives.
Assessments
The Corporate Governance and Compensation Committee is responsible to provide annually to the Board of Directors an assessment of the Board of Directors’ performance. This assessment is discussed with the full Board of Directors. This is done following the end of each fiscal year and at the same time as the report on Board of Directors’ membership criteria.
This assessment is of the Board of Directors’ contribution as a whole and specifically reviews areas in which the Board of Directors and/or the management believes a better contribution could be made. Its purpose is to increase the effectiveness of the Board of Directors, not to target individual Board of Directors’ members.
Communications Policy
Stantec is committed to providing timely, accurate, and balanced disclosure of material information about Stantec consistent with legal and regulatory requirements. Materiality is determined by the importance of an event or information in influencing an investor’s decision with respect to the purchase or sale of Stantec shares. Stantec will disclose both positive and negative information on a timely basis, except when confidentiality issues require a delay in accordance with the rules of the TSX, the NYSE and applicable securities commissions.
Stantec has established a Disclosure Committee to support the CEO and the CFO in identifying material information and determining how and when to disclose that information and to ensure that all material disclosures are made in compliance with relevant securities legislation. This is not a standing committee of the Board of Directors and is comprised of a representative group of corporate and operational leadership.
The Disclosure Committee will meet prior to the release of Stantec’s regular quarterly and annual disclosure documents. The committee also will meet as required to review and evaluate other disclosures, potential disclosures, or upon request of the CEO or CFO.
Compliance with NYSE Standards
As a foreign private issuer listed on the NYSE, Stantec is generally entitled to follow the Canadian requirements and the rules of National Instrument 58-101 and National Policy 58-201 with respect to corporate governance practices. We are required, pursuant to Section 303A.11 of the NYSE’s Listed Company Manual, to identify any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under NYSE listing standards. These differences are summarized below:
•	Section 303A.07(d) of the NYSE’s Listed Company Manual requires each listed company to have an internal audit function. We do not have, and Canadian law and the rules of the TSX do not require us to have, an internal audit function.
•	Section 303A.08 of the NYSE’s Listed Company Manual requires shareholder approval of all “equity compensation plans” and material revisions.
o	The definition of “equity compensation plans” under the NYSE rules covers plans that provide for the delivery of newly issued securities, as well as plans which rely on securities reacquired on the market by the issuing company for the purpose of redistribution to employees and directors.
•	The TSX rules require shareholder approval of security based compensation arrangements only in respect of arrangements which involve the delivery of newly issued securities.

The TSX rules require shareholder approval of these arrangements when they are first introduced, and thereafter (a) every three years in respect of all unallocated options, rights or other entitlements under an arrangement with a rolling percentage maximum, or (b) at the time and in respect of, any amendment to such arrangements (unless the amendment relates to an arrangement previously approved by shareholders and which includes specific authority for certain TSX-specified types of amendments, and the proposed amendment is of the type so specified). Stock purchase plans where no financial assistance or discount is provided by the company for the purchase of securities are not subject to the shareholder approval requirement. We comply with the rules of the TSX.

SCHEDULE “B”
OPTION RESOLUTION
WHEREAS the Board of Directors has amended Stantec’s Employment Share Option Plan to set the number of Common Shares reserved for issuance pursuant thereto;
AND WHEREAS shareholder approval is required to confirm such amendments.
BE IT RESOLVED THAT:
1.	Stantec’s Employee Share Option Plan (the “Plan”) be amended to provide that the maximum number of Common Shares which may be reserved for issuance for all purposes under the Plan shall be equal to 2,257,063 Common Shares, being 10% of the issued and outstanding Common Shares on March 15, 2006 (on a non-diluted basis) and further subject to the applicable rules and regulations of all regulatory authorities to which the Corporation is subject; and
2.	any of Stantec’s officers is hereby authorized to execute and deliver, for and on Stantec’s behalf, all such documents and to do all such other acts and things as may be considered necessary or desirable to give effect to this resolution.
SCHEDULE “C”
SUBDIVISION RESOLUTION
WHEREAS on February 23, 2006, the Board of Directors resolved to amend Stantec’s articles relating to the subdivision of the issued Common Shares of the Corporation on a two (2) for one (1) basis to increase the total number of outstanding Common Shares;
AND WHEREAS shareholder approval is required to confirm such amendments;
BE IT RESOLVED THAT:
1.	the Articles of the Corporation be amended to subdivide each issued Common Share of the Corporation on a two (2) for one (1) basis; and
2.	any officer of the Corporation be and is hereby authorized to execute and deliver, for and on behalf of the Corporation, all such documents and to do all such other acts and things as may be considered necessary or desirable to give effect to this resolution, including but not limited to executing and filing the necessary Articles of Amendment, provided that the directors may, in their sole discretion, revoke this special resolution before the subdivision of the Common Shares is effected without further approval of the shareholders.